Filed by CryoLife, Inc.
Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Medafor, Inc.
Commission File No. 021-39452

IMPORTANT INFORMATION

This document is provided for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell shares of Medafor or CryoLife. Subject to future developments, CryoLife may file a registration statement and/or tender offer documents and/or proxy statement with the SEC in connection with the proposed combination. Shareholders should read those filings, and any other filings made by CryoLife with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as CryoLife’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at CryoLife’s website at www.cryolife.com.

The language below contains certain statements made during a conference call on February 18, 2010 by members of the management of CryoLife, Inc. with respect to Medafor, Inc.

Certain statements made by D. Ashley Lee, CryoLife’s Executive Vice President, Chief Operating Officer and Chief Financial Officer

We continue efforts on the business development front to find complimentary products or companies that we can acquire to leverage our existing infrastructure and sales force to deliver more value to our shareholders.  In connection with that, I’d like to update you on our proposal to acquire the remaining outstanding shares of Medafor.

We believe that a combination of Medafor with CryoLife would create a significant amount of shareholder value for both Medafor and CryoLife shareholders.  We believe that their MPH technology has tremendous untapped potential and that a combination of Medafor with CryoLife would enable the technology to reach its full potential.  An accelerated development and roll-out of the technology would require a significant amount of resources, including financial resources, an extensive distribution network and an experienced management team – resources that CryoLife currently has.

Last week Medafor sent a letter to its shareholders indicating that they were declining our offer to enter into discussions regarding our proposal to acquire the remaining shares of the company, including our offer to discuss any relevant information they had that would support a valuation that was different from what was reflected in our proposal.  We responded in a letter to Medafor’s Board of Directors this past Tuesday that we remain committed to meeting with them to discuss our proposal and any other information they had that could potentially support a higher valuation.  However, in the event that they continue to decline our meeting requests, we will evaluate all options that are currently available to us, including calling a special shareholders’ meeting, initiating a proxy contest, or launching a tender offer, and will act accordingly.

Certain statements made by Steven G. Anderson, CryoLife’s Chairman, President and Chief Executive Officer

I would like to make a few comments to the Medafor shareholders listening to our conference call today.

As Ashley said, we think that a combination of CryoLife and Medafor provides an excellent opportunity for shareholders of both companies. We believe Medafor's technology has a great deal of promise, but that the company faces a number of significant challenges that will keep it from maximizing this potential - challenges we don't think it can address on its own. We have made a proposal to Medafor because we think that we are strong in areas where Medafor is weak and that we can help Medafor overcome its challenges. The Medafor Board's present stance of not even talking to us denies Medafor shareholders of the opportunity to even explore the possibility of a business combination with CryoLife. Whether Medafor's management likes it or not, the reality is that with CryoLife's 11% stake in Medafor, the two companies are business partners and we will assert our rights as their largest shareholder.

Medafor's difficulty in securing working capital is a good illustration of a weakness we can help the company to overcome. Over the last two years, Medafor's management has attempted to secure more working capital in order to access better cash flow. This has been very difficult for management to accomplish because of the financial environment in the U.S. and the illiquidity issues facing the company. Medafor has been further hindered by a "going concern" letter issued to the company in September 2009 by KPMG, Medafor's auditor, in connection with their 2008 audit of Medafor. A letter like this is issued by an auditing firm when they feel that the company may not have the capital resources to survive for the next twelve months. Both of these situations have negatively affected management's ability to adequately fund the company.

We, on the other hand, currently have over $35 million in cash. We also have a line of credit with GE Financial for $14.5 million. That gives us a significant amount of working capital with which to operate our combined companies and invest in their future growth.

We are also aware that in the recent past, Medafor's management has been paying some of its vendors and consultants with stock because of their cash flow restrictions. This has further diluted your stock position in your company. As a matter of fact, Medafor had 7.5 million in outstanding common stock in 2005. We believe that close to 21 million common shares have been issued as of the end of 2009. That's almost a three-fold dilution of your ownership position, with little or nothing to show for it. If you had a share of Medafor stock in 2005 that was valued at $2.00 a share, this same share is now worth $0.73 cents as a result of this continued dilution, all other things remaining neutral. As the largest shareholder of Medafor stock, we're going to take the steps we have to take to end this practice of indiscriminate stock dilution. We do not want our stock position diluted and we will be discussing this issue with your senior management.

Medafor's disregard for its shareholders is also evidenced by the fact that your CEO, CFO and CTO and VP of Sales do not live in the Twin Cities. I was disappointed to learn that two of Medafor's officers live in Pennsylvania, one lives in Colorado and one lives in Maryland. When they travel to the Twin Cities, the company, and therefore its shareholders, must pay for airline tickets, all meals and other expenses. These are unnecessary expenses for a small company like Medafor. I've started my own company from scratch and I know from experience the importance of having management on site every day -- watching, learning, and improving -- for a small company to be successful. Absentee landlords don't work. And, as the largest shareholder in Medafor, we want this practice to stop immediately.

As evidence that management is not executing effectively, let me point out that Medafor has existed for 10 years and only has one significant product, Arista.  Arista was designed and patented to be a product platform. Management has not implemented a program to develop any significant additional products. CryoLife started as a one-product company 25 years ago focused on cardiovascular reconstructive surgery. We have brought several products, across multiple product lines, to market and all of them were developed or invented in our research laboratories. In order to maximize the potential of Medafor's MPH technology platform, we have already negotiated an exclusive consulting agreement with Dr. James Drake, one of the inventors of Medafor's MPH technology. In the event we are successful in acquiring control of Medafor, Dr. Drake will be working closely with our staff biochemists to develop additional products using the MPH technology platform. We're ready to move the MPH technology forward and we're hopeful that you will give us the opportunity to do so.

We are asking that you contact your Board of Directors and your senior management to let them know what your feelings are about our proposal to combine our two companies.